AMENDED AND RESTATED

SCHEDULE A dated July 12, 2019

to the

SUB-ADVISORY AGREEMENT

dated 1st day of May, 2014 between

CORNERSTONE ADVISORS INC.

and

DRIEHAUS CAPITAL MANAGEMENT LLC

The Fund will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund as may be allocated by the Adviser to the Sub-Adviser from time to time under the following fee schedule:

Fund	Rate*

[Redacted]

CORNERSTONE ADVISORS, INC.

By:	/s/ Bruce Duff
Name: Bruce Duff
Title: CFO

DRIEHAUS CAPITAL MANAGEMENT LLC

By:	/s/ Stephen J. Kneeley
Name: Stephen J. Kneeley
Title: President and Chief Executive Officer